Exhibit 23.1

ACCOUNTANTS’ CONSENT

The Board of Directors and Stockholders

Checkers Drive-In Restaurants, Inc.:

We consent to incorporation by reference in the registration statements (Nos. 333-42160, 33-47063, 33-63992, 33-80236 and 333-84950) on Form S-8 of Checkers Drive-In Restaurants, Inc. and subsidiaries of our report dated February 27, 2004, with respect to the consolidated balance sheets of Checkers Drive-In Restaurants, Inc. and subsidiaries as of December 29, 2003 and December 30, 2002, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 29, 2003, which report appears in the December 29, 2003 annual report on Form 10-K of Checkers Drive-In Restaurants, Inc. and subsidiaries.

Our report refers to a change in accounting for goodwill and other intangible assets effective January 1, 2002.

Tampa, Florida

March 12, 2004